

Mail Stop 3030

February 3, 2010

Via U S Mail and FAX [954-889-9898]

Mr. Jason Fine
Chief Executive Officer
Ecologix Resource Group, Inc.
9903 Santa Monica Boulevard, Suite 918
Beverly Hills, California 90212

>   **Re: Ecologix Resource Group, Inc.**
>   **Form 8-K Amendment filed February 1, 2010**
>   **File No. 333-148664**

Dear Mr. Fine:

We have reviewed the response letter and amendment filed on February 1, 2010, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Amendment No. 1 to Form 8-K Filed February 1, 2010

1. We see the letter from the former accountant in Exhibit 16 refers to the disclosures in the original Form 8-K dated January 15, 2010. Please file a second amendment to Form 8-K which includes as Exhibit 16 a letter from your former accountant Alan Weinberg which addresses his agreement or disagreement with the disclosures in the amendment to Form 8-K.

2. We see that your Form 10-K for fiscal 2008 contains the audit report signed by Alan Weinberg and also by Weinberg & Associates LLC. Since Weinberg & Associates LLC is not registered with the PCAOB, please revise to remove the reference to this firm from your audit report on 2008. Please file an amendment to Form 10-K which includes the revised audit report and the complete financial statements.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

If you have any questions, please call Jeanne Bennett, Staff Accountant at (202) 551-3606. In her absence, you may call me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief